                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 11-K

                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  FOR SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934




(Mark one)
[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

               FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1996

                                             Or

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
               FOR THE TRANSITION PERIOD FROM           TO
                                              ---------    ---------

Commission file number 1-10157

                                   L.A. GEAR, INC.
                             EMPLOYEE STOCK SAVINGS PLAN
                   (Full title of the plan; address is the same as
                           that of the issuer named below)


                                   L.A. GEAR, INC.
                              2850 OCEAN PARK BOULEVARD,
                            SANTA MONICA, CALIFORNIA 90405
               (Name of issuer  of securities held pursuant to the plan
                  and the address of its principal executive office)

                                    L.A. GEAR, INC.
                             EMPLOYEE STOCK SAVINGS PLAN


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES


                                                                            Page
                                                                            ----


Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . . . F-1

FINANCIAL STATEMENTS

Statement of Assets Available for Plan Benefits -
         November 30, 1996 and 1995  . . . . . . . . . . . . . . . . . . . . F-2

Statement of Changes in Assets Available for Plan Benefits  -
         Years ended November 30, 1996 and 1995  . . . . . . . . . . . . . . F-3

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . F-4

SUPPLEMENTARY SCHEDULES*

Item 27a-Form 5500:
         Schedule of Assets Held for Investment Purposes
          at November 30, 1996 . . . . . . . . . . . . . . . . . . . . . . .F-10

Item 27b-Form 5500:
         Schedule of Loans or Fixed Income Obligations
          at November 30, 1996 . . . . . . . . . . . . . . . . . . . . . . .F-11

Item 27d-Form 5500:
         Schedule of Reportable Transactions for the Year ended
          November 30, 1996. . . . . . . . . . . . . . . . . . . . . . . . .F-12


                                                                         Exhibit
EXHIBIT                                                                     No.
                                                                            ---

Consent of Price Waterhouse LLP. . . . . . . . . . . . . . . . . . . . . . . 23


 * All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

                                      SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Committee of L.A. Gear, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            L.A. GEAR, INC.  EMPLOYEE
                                            STOCK SAVINGS PLAN



                                            By:  /s/ Victor J. Trippetti
                                                 -----------------------------

                                                 Victor J. Trippetti
                                                 Senior Vice President and
                                                 Chief Financial Officer
                                                 Member, 401(k) Plan Committee

                          REPORT OF INDEPENDENT ACCOUNTANTS





May 22, 1997


To the Participants and Advisory Committee of the L.A. Gear, Inc. Employee Stock Savings Plan

In our opinion, the accompanying Statement of Assets Available for Plan Benefits and the related Statement of Changes in Assets Available for Plan Benefits present fairly, in all material respects, the assets available for plan benefits of the L.A. Gear, Inc. Employee Stock Savings Plan at November 30, 1996 and 1995, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



    /s/ Price Waterhouse LLP
    ------------------------
    Price Waterhouse LLP
    Los Angeles, California

                                   L.A. GEAR, INC.
                             EMPLOYEE STOCK SAVINGS PLAN


                   STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS



                                                         NOVEMBER 30,
                                                   ------------------------
                                                   1996                1995
                                                   ----                ----


Investments at fair value:
  Sweep Account                                $   44,364          $   36,598
  Collective Funds:
    Money Market Fund *                           470,481             447,771
    Asset Allocation Fund *                     1,267,315           1,152,112
    Bond Index Fund *                             548,514             552,314
    Growth Stock Fund *                         1,655,285           1,352,832
    S&P 500 Stock Fund *                        1,266,894           1,000,828
    Lifepath Funds                                 53,528
  Common Stock:
    L.A. Gear, Inc. Common Stock *                624,521             205,874
  Other:
    Participant Loans *                           359,372             186,290
                                                ---------           ---------

         Total investments                      6,290,274           4,934,619
                                                ---------           ---------

Employer contributions receivable                   8,532             297,558
Participant contributions receivable               23,328              32,212
Other receivables                                                       5,982
                                                ---------           ---------

         Total receivables                         31,860             335,752
                                                ---------           ---------


Assets available for Plan benefits             $6,322,134          $5,270,371
                                                ---------           ---------
                                                ---------           ---------


* Investment balance represents 5% or more of the Plan's assets available for Plan benefits.

    The accompanying notes are an integral part of the financial statements.

                                   L.A. GEAR, INC.
                             EMPLOYEE STOCK SAVINGS PLAN


                 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

                                                         Year Ended
                                                        November 30,
                                                   ----------------------
                                                   1996              1995
                                                   ----              ----
Additions to assets attributed to:

  Contributions:
    Participants                               $1,004,104          $1,243,803
    Employer                                      323,813             297,558
    Rollovers                                       1,187              23,996
                                                ---------           ---------

                                                1,329,104           1,565,357
                                                ---------           ---------

  Investment income:
    Net appreciation in fair
     value of investments                         719,941             525,635
    Interest and dividend income                   48,872              46,408
                                                ---------           ---------

                                                  768,813             572,043
                                                ---------           ---------

  Increase in other receivables                                         5,982
                                                ---------           ---------

             Total sources of assets            2,097,917           2,143,382
                                                ---------           ---------

Deductions from assets attributed to:

  Benefits and expenses:
    Benefits paid to participants               1,036,509           1,629,927
    Administrative expenses                         3,663               3,793
                                                ---------           ---------

                                                1,040,172           1,633,720

  Decrease in other receivables                     5,982
                                                ---------           ---------

             Total application of assets        1,046,154           1,633,720
                                                ---------           ---------

Increase in assets available for Plan benefits  1,051,763             509,662

Assets available for Plan benefits:
  Beginning of year                             5,270,371           4,760,709
                                                ---------           ---------

  End of year                                  $6,322,134          $5,270,371
                                                ---------           ---------
                                                ---------           ---------

    The accompanying notes are an integral part of the financial statements.

                                   L.A. GEAR, INC.
                             EMPLOYEE STOCK SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:

The L.A. Gear, Inc. Employee Stock Savings Plan (the Plan) became effective December 1, 1985 and was amended and restated effective August 1, 1993 to conform to current law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan sponsored by L.A. Gear, Inc. (the Company) and also functions as an employee stock savings plan under Section 4975(e) of the Internal Revenue Code (the Code). The Plan covers all qualified employees, as defined by the Plan, provided they have completed at least thirty days of service, have worked at least 83 hours during that period and are 21 years of age or older. Plan participants should refer to the Plan agreement for more complete information.


ADMINISTRATIVE FEES

Substantially all costs and expenses of administering the Plan are paid by the Company.

CONTRIBUTIONS

Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation, up to a maximum annual contribution as defined by the Plan. Participants may also elect to make after-tax contributions to the Plan in an amount which does not exceed 10% of the limits as prescribed by the Plan. Total annual additions to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's taxable compensation. Participants may change their deferral percentage and/or after-tax contribution election as of any date but only once in any three-month period. The Company matches 50% of participant contributions up to 6% of their annual compensation. All Company matching contributions are made in cash. Effective December 1, 1995, 50% of the Company's matching contributions were invested in L.A. Gear, Inc. common stock with the remaining contributions invested in accordance with participant elections. Prior to December 1, 1995, all Company matching contributions were invested in L.A. Gear, Inc. common stock.

Participants are 100% vested in their deferred compensation and rollover contribution accounts and become vested in Company contributions as follows:
20% vested after one year of service under the Plan, 40% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years or upon death, disability or attainment of age 65. Any amount forfeited by an employee terminating the Plan before he/she is fully vested remains in the Plan and is applied toward the funding of employer contributions in future Plan years. There were approximately $44,400 and $36,900 in forfeitures at November 30, 1996 and 1995, respectively, which will be or were utilized to reduce Company contributions.

PARTICIPANT ACCOUNT BALANCES

Separate accounts are maintained for each participant's deferred compensation, rollover and Company contribution balances. Earnings of the Plan are allocated to the participant accounts according to the ratio that a participant's account balance within a fund bears to the total of all participant account balances within that fund.

BENEFITS

Upon normal retirement at age 65, early retirement at age 55 (with 10 years of service), disability, termination of employment, death or certain hardship cases, participants or their beneficiaries are entitled to receive their vested balances in either a lump sum distribution or in installments.

PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, the Company has the right to do so at any time. Upon Plan termination, participants automatically become 100% vested in Company contributions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying financial statements were prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

As of November 30, 1996, the Plan participated in ten collective trust funds managed by BZW Barclays Global Investors (the Trustee).

The investment in each investment fund is maintained in shares. The Trustee determines the share values of each investment fund as of each trade date. To the extent an investment fund is composed of collective investment funds of the Trustee, the net asset and share values are determined in accordance with the rules governing the collective investment funds. The net asset value of each investment fund is based on the fair market value of its underlying assets.

The investment in L.A. Gear, Inc. common stock is stated at fair market value as determined by the closing price on the New York Stock Exchange on the valuation date. The net change in the fair value of investments including realized and unrealized gains and losses is reflected in the accompanying Statement of Changes in Assets Available for Plan Benefits with Fund Information in Note 3.

Participant loans are composed of loans with interest rates ranging from 8% to 11% per annum with related terms ranging from 6 months to 10 years.

RECLASSIFICATIONS

Certain reclassifications have been made to 1995 amounts in order to conform to the 1996 presentation.


NOTE 3 - INVESTMENTS:

Participants direct the investment of their contributions into L.A. Gear common stock and ten funds administered by BZW Barclays Global Investors. All contributions are temporarily deposited in a sweep account prior to allocating the funds into the following investments:

MONEY MARKET FUND - This fund invests in a variety of money market instruments including U.S. Government and agency obligations, bank obligations and short-term corporate debt instruments.

ASSET ALLOCATION FUND - This fund attempts to earn a high level of total investment return by allocating its investments among three asset classes - common stocks, U.S. Treasury bonds and money market instruments.

BOND INDEX FUND - This fund seeks the total rate of return of the U.S. market for issued and outstanding high-grade corporate and U.S. Government bonds.

GROWTH STOCK FUND - This fund seeks above-average capital appreciation by investing primarily in growth-oriented common stocks.

S&P 500 STOCK FUND - This fund invests its assets primarily in the same stocks and in substantially the same percentages as the S&P 500 Composite Price Index.

LIFEPATH FUNDS - These funds consists of five separate funds, each of which invests in a combination of equity and debt securities and money market investments appropriate for the fund's investment time horizon.

L.A. GEAR, INC. COMMON STOCK - All L.A. Gear, Inc. common stock is valued based upon the closing price on the New York Stock Exchange as of the respective reporting date.

Activity in each investment alternative for 1996 and 1995 is summarized in the schedules on pages F-7 and F-8, respectively.

                     L.A. GEAR, INC. EMPLOYEE STOCK SAVINGS PLAN

                           STATEMENT OF CHANGES IN ASSETS
                  AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                         FOR THE YEAR ENDED NOVEMBER 30, 1996

                                                                               PARTICIPANT DIRECTED
                                              -----------------------------------------------------------------------------------

                                                Money         Asset           Bond          Growth        S&P 500
                                                Market     Allocation        Index          Stock          Stock         Lifepath
Additions to assets attributed to:               Fund         Fund            Fund           Fund           Fund          Funds
                                                 ----         ----            ----           ----           ----           ----
   Contributions:
      Participants                            $138,503     $  212,303       $ 92,776     $  297,302     $  203,392       $ 12,878
      Employer                                  22,285         36,769         18,330         49,224         37,150          2,549
      Rollovers                                                   297                           297            593
                                              --------     ----------       --------     ----------     ----------       --------
                                               160,788        249,369        111,106        346,823        241,135         15,427
                                              --------     ----------       --------     ----------     ----------       --------
   Investment income:
      Net appreciation
       in fair value of investments                           184,679         27,468        200,561        273,008          4,346
      Interest and dividend income              22,784
                                              --------     ----------       --------     ----------     ----------       --------

                                                22,784        184,679         27,468        200,561        273,008          4,346
                                              --------     ----------       --------     ----------     ----------       --------

   Net transfers in                                                                           5,471                        34,431
                                              --------     ----------       --------     ----------     ----------       --------

      Total sources of assets                  183,572        434,048        138,574        552,855        514,143         54,204
                                              --------     ----------       --------     ----------     ----------       --------

Deductions from assets attributed to:
   Benefits paid to participants               118,728        254,842         88,811        249,782        212,556            665
   Administrative expenses                         441            700            428            620            695             11
                                              --------     ----------       --------     ----------     ----------       --------

                                               119,169        255,542         89,239        250,402        213,251            676
                                              --------     ----------       --------     ----------     ----------       --------

   Decrease in other receivables
                                              --------     ----------       --------     ----------     ----------       --------

    Net transfers out                           41,693         63,303         53,135                        34,826
                                              --------     ----------       --------     ----------     ----------       --------

      Total application of assets              160,862        318,845        142,374        250,402        248,077            676
                                              --------     ----------       --------     ----------     ----------       --------

Net increase (decrease)                         22,710        115,203         (3,800)       302,453        266,066         53,528
Assets available for benefits:
Balance, beginning of year                     447,771      1,152,112        552,314      1,352,832      1,000,828
                                              --------     ----------       --------     ----------     ----------       --------

Balance, end of year                          $470,481     $1,267,315       $548,514     $1,655,285     $1,266,894        $53,528
                                              --------     ----------       --------     ----------     ----------       --------
                                              --------     ----------       --------     ----------     ----------       --------


                                                   NON-PARTICIPANT DIRECTED
                                          ------------------------------------------
                                          L. A. Gear, Inc.
                                               Common     Participant         Sweep
Additions to assets attributed to:              Stock        Loans           Account         Other         Total
                                                -----        -----           -------         -----         -----
   Contributions:
      Participants                            $ 20,875       $ (3,498)       $ 6,245        $23,328     $1,004,104
      Employer                                 197,371                       (48,397)         8,532        323,813
      Rollovers                                                                                              1,187
                                              --------       --------        -------        -------     ----------
                                               218,246         (3,498)       (42,152)        31,860      1,329,104
                                              --------       --------        -------        -------     ----------
   Investment income:
      Net appreciation
       in fair value of investments             29,879                                                     719,941
      Interest and dividend income                             24,572          1,516                        48,872
                                              --------       --------        -------        -------     ----------

                                                29,879         24,572          1,516                       768,813
                                              --------       --------        -------        -------     ----------

   Net transfers in                            253,750        176,670         52,405                       522,727
                                              --------       --------        -------        -------     ----------

      Total sources of assets                  501,875        197,744         11,769         31,860      2,620,644
                                              --------       --------        -------        -------     ----------

Deductions from assets attributed to:
   Benefits paid to participants                83,228         24,662          3,235                     1,036,509
   Administrative expenses                                                       768                         3,663
                                              --------       --------        -------        -------     ----------

                                                83,228         24,662          4,003                     1,040,172
                                              --------       --------        -------        -------     ----------

   Decrease in other receivables                                                              5,982          5,982
                                              --------       --------        -------        -------     ----------

    Net transfers out                                                                       329,770        522,727
                                              --------       --------        -------        -------     ----------

      Total application of assets               83,228         24,662          4,003        335,752      1,568,881
                                              --------       --------        -------        -------     ----------

Net increase (decrease)                        418,647        173,082          7,766       (303,892)     1,051,763
Assets available for benefits:
Balance, beginning of year                     205,874        186,290         36,598        335,752      5,270,371
                                              --------       --------        -------        -------     ----------

Balance, end of year                          $624,521       $359,372        $44,364        $31,860     $6,322,134
                                              --------       --------        -------        -------     ----------
                                              --------       --------        -------        -------     ----------


                   L.A. GEAR, INC. EMPLOYEE STOCK SAVINGS PLAN

                          STATEMENT OF CHANGES IN ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                       FOR THE YEAR ENDED NOVEMBER 30, 1995

                                                                              Participant Directed
                                              -----------------------------------------------------------------------------------

                                               Money          Asset            Bond         Growth        S&P 500
                                               Market      Allocation         Index         Stock          Stock        Lifepath
Additions to assets attributed to:              Fund          Fund             Fund          Fund          Fund           Funds
                                                ----           ----            ----          ----          ----           -----
   Contributions:
      Participants                            $170,366     $  313,577       $142,962     $  341,108     $  237,327       $
      Employer
      Rollovers                                  7,491          1,770          4,263          4,613          5,859
                                              --------     ----------       --------     ----------     ----------       --------
                                               177,857        315,347        147,225        345,721        243,186
                                              --------     ----------       --------     ----------     ----------       --------
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments                           291,618         88,502        430,170        282,259
      Interest and dividend income              26,177
                                              --------     ----------       --------     ----------     ----------       --------

                                                26,177        291,618         88,502        430,170        282,259
                                              --------     ----------       --------     ----------     ----------       --------

   Increase in other receivables
                                              --------     ----------       --------     ----------     ----------       --------

   Net transfers in                              3,611                                       47,453         16,827
                                              --------     ----------       --------     ----------     ----------       --------

      Total sources of assets                  207,645        606,965        235,727        823,344        542,272
                                              --------     ----------       --------     ----------     ----------       --------

Deductions from assets attributed to:
   Benefits paid to participants               180,294        398,454        153,201        392,765        298,448
   Administrative expenses                         485            722            468            619            556
                                              --------     ----------       --------     ----------     ----------       --------

                                               180,779        399,176        153,669        393,384        299,004

   Net transfers out                                           49,422         30,965
                                              --------     ----------       --------     ----------     ----------       --------

      Total application of assets              180,779        448,598        184,634        393,384        299,004
                                              --------     ----------       --------     ----------     ----------       --------

Net increase (decrease)                         26,866        158,367         51,093        429,960        243,268
Assets available for benefits:
Balance, beginning of year                     420,905        993,745        501,221        922,872        757,560
                                              --------     ----------       --------     ----------     ----------       --------

Balance, end of year                          $447,771     $1,152,112       $552,314     $1,352,832     $1,000,828       $
                                              --------     ----------       --------     ----------     ----------       --------
                                              --------     ----------       --------     ----------     ----------       --------


                                                  Non-Participant Directed
                                         -------------------------------------------
                                         L. A. Gear, Inc.
                                              Common      Participant        Sweep
Additions to assets attributed to:             Stock         Loans          Account          Other         Total
                                               -----         -----          -------          -----         -----
   Contributions:
      Participants                           $   8,451       $             $  (2,200)      $ 32,212     $1,243,803
      Employer                                  52,578                       (52,578)       297,558        297,558
      Rollovers                                                                                             23,996
                                             ---------       --------       --------       --------     ----------
                                                61,029                       (54,778)       329,770      1,565,357
                                             ---------       --------       --------       --------     ----------
   Investment income:
      Net appreciation (depreciation)
       in fair value of investments           (566,914)                                                    525,635
      Interest and dividend income                             18,739          1,492                        46,408
                                             ---------       --------       --------       --------     ----------

                                              (566,914)        18,739          1,492                       572,043
                                             ---------       --------       --------       --------     ----------

   Increase in other receivables                                                              5,982          5,982
                                             ---------       --------       --------       --------     ----------

   Net transfers in                                             9,059         45,842                       122,792
                                             ---------       --------       --------       --------     ----------

      Total sources of assets                 (505,885)        27,798         (7,444)       335,752      2,266,174
                                             ---------       --------       --------       --------     ----------

Deductions from assets attributed to:
   Benefits paid to participants               130,880         72,670          3,215                     1,629,927
   Administrative expenses                                                       943                         3,793
                                             ---------       --------       --------       --------     ----------

                                               130,880         72,670          4,158                     1,633,720

   Net transfers out                            42,405                                                     122,792
                                             ---------       --------       --------       --------     ----------

      Total application of assets              173,285         72,670          4,158                     1,756,512
                                             ---------       --------       --------       --------     ----------

Net increase (decrease)                       (679,170)       (44,872)       (11,602)       335,752        509,662
Assets available for benefits:
Balance, beginning of year                     885,044        231,162         48,200                     4,760,709
                                             ---------       --------       --------       --------     ----------

Balance, end of year                         $ 205,874       $186,290       $ 36,598       $335,752     $5,270,371
                                             ---------       --------       --------       --------     ----------
                                             ---------       --------       --------       --------     ----------


NOTE 4 - FEDERAL INCOME TAXES:

The Internal Revenue Service determined in a letter dated March 26, 1996 that the Plan constitutes a qualified Plan under Sections 401(a), 401(k) and 4975(e) of the Internal Revenue Code and that the trust is exempt from income taxes under Section 501(a) of the Code.

The Plan determined that the Company made employer matching contributions to certain participants ineligible for such contributions during the Plan year ended November 30, 1995. The over-contributions in the amount of $5,982 were recorded as other receivables at November 30, 1995, and were subsequently determined to be uncollectible. Accordingly, the other receivables were written off during fiscal 1996.


NOTE 5 - PARTIAL PLAN TERMINATION:

In November 1996, the Company announced a plan to terminate approximately 52% of its domestic workforce. Due to the significant number of employees terminated and their respective participation in the Plan, the Company has treated the event as a partial plan termination. As a result, the Company has voluntarily accelerated the vesting of the terminated employees, increasing their vesting percentage in Company contributions to 100% as of November 30, 1996.


NOTE 6 - SUBSEQUENT EVENTS:

The fair market value of the November 30, 1996 Plan investment in Company common stock decreased by $156,131 during the period from December 1, 1996 to May 22, 1997.


                                                               L.A. GEAR, INC.
                                                         EMPLOYEE STOCK SAVINGS PLAN

                                                             ITEM 27a-FORM 5500:
                                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              NOVEMBER 30, 1996


    Identity of                        Description of           Shares, units         Cost of      Current
       issue                             investment             principal amount       asset        value
       -----                             ----------             ----------------       -----        -----
                                       Sweep Account                       --       $   44,364   $   44,364
  Collective Funds:
    BZW Barclays Global Investors *    Money Market Fund              470,481          470,481      470,481
    BZW Barclays Global Investors *    Asset Allocation Fund           57,423          938,569    1,267,315
    BZW Barclays Global Investors *    Bond Index Fund                 36,962          473,282      548,514
    BZW Barclays Global Investors *    Growth Stock Fund               81,904        1,170,587    1,655,285
    BZW Barclays Global Investors *    S & P 500 Stock Fund            44,862          819,104    1,266,894
    BZW Barclays Global Investors *    Lifepath Fund 2000               2,379           27,513       28,902
    BZW Barclays Global Investors *    Lifepath Fund 2010                 467            5,792        6,205
    BZW Barclays Global Investors *    Lifepath Fund 2020                 121            1,546        1,711
    BZW Barclays Global Investors *    Lifepath Fund 2030                   8              108          117
    BZW Barclays Global Investors *    Lifepath Fund 2040               1,074           14,231       16,593

Common Stock:
  L.A. Gear, Inc. *                    Common Stock                   312,260        1,119,564      624,521

Participant Loans                      Due 1/5/96-
                                         11/5/06; 8%-11%                               359,372      359,372
                                                                                     ---------    ---------

                                       Total investments held                       $5,444,513   $6,290,274
                                                                                     ---------    ---------
                                                                                     ---------    ---------

* Party-in-interest.

                                   L.A. GEAR, INC.
                             EMPLOYEE STOCK SAVINGS PLAN




                                  ITEM 27b-FORM 5500
                    SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                  NOVEMBER 30, 1996



                             Original           Amount received             Unpaid
                              amount         during reporting year        balance at
 Names and address           of loan         ---------------------       end of year
 -----------------           -------        Principal      Interest      -----------
                                            ---------      --------

 Lori Schultze  *            $    968       $    160       $      2       $      8
 12150 Ramona Ave. #3-127
 Chino, CA  91710

 Jackie Pious-Gaines  *      $    950       $    128       $     17       $    536
 3804 Wisconsin St. Apt. A
 Los Angeles, CA  90037

 Valerie McClure-Williams  * $    500       $     48       $     30       $    326
 727 38th St. Unit #20
 San Pedro, CA  90731

 Valerie McClure-Williams  * $    654       $    155       $     56       $    502
 727 38th St. Unit #20
 San Pedro, CA  90731




                             Detailed description of loan including dates of
                             making and maturity, interest rate, the type and value
                             of collateral, any renegotiation of the loan and the            Amount over due
 Names and address           terms of the renegotiations and other material items        -----------------------
 -----------------           ----------------------------------------------------        Principal      Interest
                                                                                         ---------      --------
 Lori Schultze  *            Loan date: 1/10/94; Maturity date: 1/5/96;                  $      8
 12150 Ramona Ave. #3-127    Interest rate: 8%; Collateral - Vested balance
 Chino, CA  91710

 Jackie Pious-Gaines  *      Loan date:  2/17/94; Maturity date:  2/14/97                $    391       $     42
 3804 Wisconsin St. Apt. A   Interest rate:  11%; Collateral - Vested balance
 Los Angeles, CA  90037

 Valerie McClure-Williams  * Loan date:  5/3/94; Maturity date:  4/24/99                 $     54       $      2
 727 38th St. Unit #20       Interest rate:  8.75%; Collateral - Vested balance
 San Pedro, CA  90731

 Valerie McClure-Williams  * Loan date:  1/8/96; Maturity date:  7/4/97                  $    220       $      3
 727 38th St. Unit #20       Interest rate:  10.5%; Collateral - Vested balance
 San Pedro, CA  90731





* Overdue amounts were deducted from participant's account subsequent to the Plan year end.

                                   L.A. GEAR, INC.
                             EMPLOYEE STOCK SAVINGS PLAN


              ITEM 27d-FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS *
                             YEAR ENDED NOVEMBER 30, 1996

                                                            Number
      Party                           Description            of          Purchase       Selling
    involved                           of asset          transactions     price          price
    --------                           --------          ------------     -----          -----

BZW Barclays Global Investors **  Money Market Fund           52       $171,844             --
BZW Barclays Global Investors **  Money Market Fund           72             --       $171,212
BZW Barclays Global Investors **  Asset Allocation Fund       65        257,618             --
BZW Barclays Global Investors **  Asset Allocation Fund       76             --        327,095
BZW Barclays Global Investors **  Bond Index                  50        118,060             --
BZW Barclays Global Investors **  Bond Index                  72             --        149,327
BZW Barclays Global Investors **  Growth Stock Fund           70        394,471             --
BZW Barclays Global Investors **  Growth Stock Fund           75             --        292,580
BZW Barclays Global Investors **  S & P 500 Stock Fund        68        265,317             --
BZW Barclays Global Investors **  S & P 500 Stock Fund        77             --        272,259
L.A. Gear, Inc. **                Common Stock                50        531,010             --
L.A. Gear, Inc. **                Common Stock                61             --        142,242



                                                                                           Current Value          Net
     Party                             Lease             Expense          Cost of           of asset on           gain
    involved                           rental            incurred          asset         transaction date       or (loss)
    --------                           ------            --------          -----         ----------------       ---------
BZW Barclays Global Investors **         --                 --              --                $171,844             --
BZW Barclays Global Investors **         --                 --          $171,212               171,212             --
BZW Barclays Global Investors **         --                 --              --                 257,618             --
BZW Barclays Global Investors **         --                 --           263,783               327,095          $63,312
BZW Barclays Global Investors **         --                 --              --                 118,060             --
BZW Barclays Global Investors **         --                 --           132,762               149,327           16,565
BZW Barclays Global Investors **         --                 --              --                 394,471             --
BZW Barclays Global Investors **         --                 --           215,856               292,580           76,724
BZW Barclays Global Investors **         --                 --              --                 265,317             --
BZW Barclays Global Investors **         --                 --           196,308               272,259           75,951
L.A. Gear, Inc. **                       --                 --              --                 531,010             --
L.A. Gear, Inc. **                       --                 --           277,688               142,242        (135,446)



*  Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 1, 1995 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


** Party-in-interest.

                                                                    F-12


